

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2023

Leonid Gontmakher
Chief Executive Officer
4Front Ventures Corp.
7010 E. Chauncey Lane, Suite 235
Phoenix, AZ 85054

> **Re: 4Front Ventures Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Form 8-K Filed November 20, 2023**
> **File No. 000-56075**

Dear Leonid Gontmakher:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial and Performance Measures
Adjusted EBITDA, page 38

1. Your statement that Adjusted EBITDA represents a clearer picture of what the Company's operations could be doing, appears to imply that adjusted EBITDA is superior to your GAAP results. Please revise your future filings to remove any implication that adjusted EBITDA is superior or should be used as an alternative to your GAAP results. This comment also applies to the disclosures included within your March 31, 2023, June 30, 2023, and September 30, 2023 Forms 10-Q.

2. We note within your non-GAAP reconciliation that you present certain line items including but not limited to "Sale leaseback related interest expense and non-cash operating lease amortization," "Facility start-up costs / under-absorbed overhead," and "Acquisition, transaction, and other non-cash costs." Please tell us and revise future filings

to explain and quantify the components of these adjustments including the nature of the charges and what they represent. Within your discussion, explain how these adjustments comply with the guidance in Item 10(e) of Regulation S-K and the Non-GAAP Financial Measures Compliance & Disclosure Interpretations. This comment also applies to the disclosures included within your aforementioned Forms 10-Q.

3. As a related matter, please clarify if the "Loss (gain) on litigation settlement" includes the $3.8 million payment received from Frisco SPV, LLC.   We note from your disclosures on page F-38 that this amount was recognized in other income and relates to planned litigation against four former licensing clients.   Explain to us how you considered Question 102.10 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. This comment also applies to the disclosures included within your aforementioned Forms 10-Q.

Item 9A. Controls and Procedures, page 45

4. We note the disclosure that you performed an assessment of your disclosure controls and procedures and internal control over financial reporting as of December 31, 2022; however, you did not clearly disclose management's conclusions. Please tell us and revise your future filings to disclose management's conclusion on whether your disclosure controls and procedures and internal controls over financial reporting were effective at the end of the period. Refer to the guidance in Items 307 and 308(a)(3) of Regulation S-K. This comment also applies to your disclosure controls and procedures assessments included within your aforementioned Forms 10-Q.

Consolidated Statements of Operations, page F-4

5. Please revise future filings to remove the equity-based compensation line item from the face of your statements of operations. As indicated in SAB Topic 14-F, you may present stock-based compensation expense in a parenthetical note to the appropriate income statement line items, in the notes to the financial statements or within MD&A.

Form 8-K Filed November 20, 2023

Exhibit 99.1

6. Your presentation of Systemwide Pro Forma Revenue from continuing operations appears to be an individually tailored recognition and measurement principle that is inconsistent with US GAAP revenue recognition principles. Please remove this presentation from future filings or explain to us how this non-GAAP measure complies with the guidance in 100.01 and 100.04 of the Non-GAAP Compliance & Disclosure Interpretations. Refer to the guidance in Item 10(e) of Regulation S-K.

7.   We note you present a non-GAAP measure entitled "Adjusted EBITDA."   Please revise future filings to provide a reconciliation to the most directly comparable GAAP measure and to include all the disclosures outlined in Item 10(e) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Atallah at 202-551-3663 or Tara Harkins at 202-551-3639 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences